SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 04 May 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director Declaration dated 17 March 2020
Enclosure 2	BT AGREES SALE OF SELECTED OPERATIONS IN LATAM dated 19 March 2020
Enclosure 3	Director Declaration dated 20 March 2020
Enclosure 4	Director/PDMR Shareholding dated 20 March 2020
Enclosure 5	BT, COMPUTACENTER TALKS ON SALE OF BT'S FRANCE OPS dated 24 March 2020
Enclosure 6	Total Voting Rights dated 31 March 2020
Enclosure 7	Director/PDMR Shareholding dated 31 March 2020
Enclosure 8	Director Declaration dated 01 April 2020
Enclosure 9	Director/PDMR Shareholding dated 08 April 2020
Enclosure 10	Total Voting Rights dated 30 April 2020

Enclosure 1

        17 March 2020

BT GROUP PLC

Notification under Listing Rule 9.6.14

Iain Conn, an independent non-executive director of BT Group plc, will be stepping down as Group Chief Executive of Centrica plc and retiring from its board with immediate effect.

Enclosure 2

  19 March, 2020

BT CONTINUES TRANSFORMATION OF GLOBAL WITH SALE OF SELECTED DOMESTIC OPERATIONS IN LATIN AMERICA

New, simplified setup to sharpen focus on serving multinational customers in the region

BT today announced that it has reached an agreement for the sale of selected domestic operations and infrastructure in 16 countries in Latin America to CIH Telecommunications Americas LLC ('CIH'), an affiliate of CIH Technology Holdings. The transaction is subject to regulatory approval and is expected to complete during this calendar year.
BT will retain a strong presence in the region after the sale, delivering next-generation networking, cloud and security services to multinational customers across 21 countries.
The transaction is part of BT's ongoing transformation of its Global unit and will deliver continuity and growth opportunities for customers and employees in the region. BT and CIH have also entered into wholesale and reseller agreements, under which CIH will act as a regional channel for BT's products and services and continue to supply domestic connectivity services to BT.
Assets and operations in the scope of the transaction delivered revenue of £110m to BT in fiscal year 2018/19. They include two owned fibre networks with total length of 650km, 2000km of leased fibre lines, four data centres and five teleports. The divested business is headquartered in São Paulo, Brazil.
"Today's announcement is a key milestone in the execution of our strategy to become a more agile and focused business. It comes at a particularly challenging time for the global economy. As such, it is a sign of our determination to keep the business moving forward and continue connecting communities, businesses and governments. I am pleased to begin a new chapter in the region with CIH, providing continuity for our people and our customers," said Bas Burger, CEO of Global, BT.
"We are very excited to be re-entering global telecommunications after having successfully focused on the technology sector over a number of years. We have considerable experience in the region and the sector, and greatly look forward to growing the business and providing the highest level of service to all customers in the region, including BT. The acquired business fits very well with our strategy and existing global portfolio," said George Kappaz, CIH's Chairman.
BT and CIH have agreed not to disclose the terms of the purchase, which were agreed to in March 2020.

ENDS

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

About CIH

CIH Technology Holdings LLC is a global private equity partnership headquartered in Washington D.C. and Singapore. CIH takes controlling interests in companies doing business in regions throughout the world. With current operations on 6 continents, CIH and its affiliates have made investments in multiple industry sectors.

Contact: Inquiries@CIH-LLC.com

Enclosure 3

20 March 2020

BT GROUP PLC

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Sir Ian Cheshire, who was appointed as a non-executive director of BT Group plc on 16 March 2020, and Sara Weller CBE, who will join as a non-executive director of BT Group plc on or around 16 July 2020.

Directorships of publicly quoted companies in the last five years:

Director and Company	Appointed	Resigned
Sir Ian Cheshire
Barclays Bank UK plc	03 April 2017	-
Barclays Bank plc	03 April 2017	01 April 2018
Barclays plc	03 April 2017	-
Menhaden plc	03 October 2014	-
Debenhams plc	14 January 2016	10 January 2019, prior to a Company Voluntary Arrangement in May 2019
Whitbread plc	01 February 2011	21 September 2017

Sara Weller CBE
Bank of Scotland plc	01 February 2012	-
HBOS plc	01 February 2012	-
Lloyds Bank plc	01 February 2012	-
Lloyds Banking Group plc	01 February 2012	-
United Utilities Group plc	01 March 2012	-

There is no additional information to disclose in respect of Listing Rule 9.6.13 for Sir Ian Cheshire or Sara Weller CBE.

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	VESTING OF 413,714 SHARES UNDER THE BT GROUP RETENTION SHARE PLAN AND SALE OF 194,835 SHARES THEREUNDER PRINCIPALLY TO COVER TAX DUE.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.32	194,835
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	20 MARCH 2020
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Enclosure 5

24 March 2020

BT AND COMPUTACENTER IN TALKS ON THE SALE OF BT'S DOMESTIC OPERATIONS IN FRANCE
Planned divestment part of BT's ongoing transformation - Deal would strengthen Computacenter's existing business in France

BT and Computacenter today announce that they have entered exclusive negotiations on the acquisition of BT's domestic operations in France by Computacenter. The transaction is subject to consultations with works councils over a minimum period of two months. This process will adhere to any additional French Government guidance issued as a result of the coronavirus pandemic. It will then be subject to regulatory approval, with completion expected to take place by the end of 2020.
BT's domestic operations in France include management and maintenance of IT and network infrastructure, as well as networking and related professional services. During the fiscal year ending in March 2019 they generated total revenue of c.£104m (c.€118m). The acquisition would enable Computacenter to strengthen its position in the French networking market and increase the number of its major domestic customers in France.
The planned transaction is part of BT's ongoing transformation of its Global unit as it sharpens its focus on delivering next-generation networking, cloud and security services to multinational organisations.
BT would retain a strong presence in France serving multinational businesses and organisations, including access points to its global network and a cyber security operations centre. BT and Computacenter also intend to enter into a partnership agreement in France, ensuring continuity for existing customers and future growth opportunities.
"With this agreement we are close to reaching another milestone in the execution of our strategy to make BT Global a more agile business focused on the growing requirements of our multinational customers. I believe this agreement will prove a key step forward for our customers, for our people and for BT. It also offers a positive future for our domestic customers and the people who support them," said Bas Burger, CEO of Global, BT.
"This planned acquisition represents a small increase in our current revenues in France, which totalled €644.7m in 2019. The current coronavirus pandemic shows the importance of secure and reliable networks to our customers and this deal would significantly strengthen our existing French business in this growth area. It would bring our customer offering in France closer to the broader portfolio in our larger European markets, providing a strong foundation for our continued long-term growth," said Mike Norris, CEO of Computacenter Group.

ENDS

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

About Computacenter

Computacenter is a leading independent technology partner, trusted by large corporate and public sector organisations. We help our customers to source, transform and manage their IT infrastructure to deliver digital transformation, enabling users and their business.

Computacenter is a public company quoted on the London FTSE 250 (CCC.L) and employs over 16,000 people worldwide.

For the year ended 31st December 2019, Computacenter plc's revenue was £5,052.8m with Adjusted PBT of £146.3m

For more information, visit www.computacenter.com

Enclosure 6

Tuesday 31 March 2020

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2020 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,921,056 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,206,625.

The above figure (9,882,206,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KAREN KEY
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED WITH MATTHEW KEY, NON-EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 66,433 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.18	66,433
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	31 MARCH 2020
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Enclosure 8

                                                                          1 April 2020

BT GROUP PLC

Notification under Listing Rule 9.6.14

Timotheus Höttges, non-independent, non-executive director of BT Group plc, will join the supervisory board of Daimler AG, subject to approval at Daimler AG's rescheduled annual general meeting, the date of which is to be confirmed.

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	BAS BURGER
2	Reason for the notification
a)	Position/status	CEO GLOBAL
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 13,251 ORDINARY SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE STOCK PURCHASE PLAN (ESPP) AS A PARTICIPANT THEREUNDER.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.00	13,251
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	7 APRIL 2020
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

Enclosure 10

Thursday 30 April 2020

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2020 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 85,921,056 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,882,206,625.

The above figure (9,882,206,625) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 04 May 2020